

April 8, 2014

<u>Via E-mail</u>
Nathan Harding
Chief Executive Officer
Ekso Bionics Holdings, Inc.
1414 Harbour Way South, Suite 1201
Richmond, California 94804

> **Re:** **Ekso Bionics Holdings, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed March 31, 2014**
> **File No. 333-181229**

Dear Mr. Harding:

We have reviewed your amended filing and have the following comments.

<u>General</u>

1.   We are in receipt of your request for confidential treatment in connection with Exhibits 10.25, 10.26 and 10.27. Comments, if any, will be issued in a separate letter.

<u>Consolidated Balance Sheets, page F-3</u>

2.   Tell us and disclose the nature of the security issuance costs that you have recorded on the balance sheet. We note at December 31, 2013 this balance represents approximately 14% of total assets and increased $938,000 from December 31, 2012 to December 31, 2013. Tell us and disclose your basis for capitalization and method of amortization as well as how you assess the asset for recoverability.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Michelle L. Basil (*via e-mail*)